

August 22, 2022

<u>VIA E-MAIL</u>

Thomas P. Trier
Counsel
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101-2098

Re: Minnesota Life Individual Variable Universal Life Account
        Minnesota Life Insurance Company
        Initial Registration Statement on Form N-6
        <u>File Nos. 333-266437; 811-22093</u>

Dear Mr. Trier:

On August 1, 2022 you filed the above-referenced initial registration statement on Form N-6 on behalf of Minnesota Life Insurance Company (the "Company") and its separate account. Based on our review, we have the following comments related to that filing. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement as filed on EDGAR.

General

1. Please confirm that all missing information, including all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

3. Please explain supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether each Company will be solely responsible for any benefits or features associated with the Contract issued by its Separate Account.

4. Please confirm supplementally that the Company does not intend to rely on rule 498A under the Securities Act of 1933 with respect to the Policy.

5. Please modify the EDGAR Contract Identifier associated with this policy to be consistent with the contract name shown on the cover page of the prospectus.

Prospectus

6. In the Charges for Early Withdrawals section of the Key Information table, for comparability between policies, please provide the example based on a $100,000 Face Amount rather than based on a $200,000 Face Amount.

7. In the Transaction Charges section of the Key Information table, please also refer to the charges associated with requesting an illustration and for exercising the Overloan Protection Agreement.

8. In the Ongoing Charges and Expenses (annual charges) section of the Key Information table:

    a. Please revise the heading to read "Ongoing <u>Fees</u> and Expenses (annual charges)".

    b. Please remove the references to the Index Account Charge and Index Segment Charge as these fees do not appear to be charged under the Policy.

9. In the Insurance Company Risks section of the Key Information table, please make it clear that the general account investment options are also subject to the claims paying ability of Minnesota Life Insurance Company.

10. In the Contract Lapse section of the Key Information table, please disclose the circumstances under which the Contract may lapse (*e.g.*, insufficient premium payments, poor investment performance, withdrawals, unpaid loans, or loan interest).

11. In the Optional Benefits section of the Key Information table, the disclosure refers to possible intermediary specific variations. Please confirm that all material intermediary specific variations are disclosed in the prospectus. *See* instruction to item 8(a) of Form N-6.

12. In the Fee Table:

    a. The narrative to the fee table refers to the policy's schedule pages while other places in the prospectus refer to policy's data pages. For consistency, please use a single term.

    b. The Maximum Surrender Charge line item appears to be an example illustrating the "Surrender Charge" line item. Please either delete the "Maximum Surrender Charge" line item or move it to a footnote.

    c. The fee described in the Surrender Charge line item does not appear to be consistent with the Charge for Early Withdrawals figure shown in the Key Information Table and the Maximum Surrender Charge Line Item in the fee table.[1] Please reconcile. In

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[1]   The Surrender Charge is equal to the lesser of (i) 60 times the Policy Issue Charge for the Initial Face Amount or (ii) the sum of any remaining Policy Issue Charges for the Initial Face Amount, multiplied by a factor of 2, as applicable. Based on a $200,000 Face Amount and a surrender after the first 30 days, it appears that the Surrender Charge would be $17,280 or 8.64% of the Policy's Face Amount. $17,280=min\{[60*\$200,000*(1.44/1000)],[119*\$200,000*(1.44/1000)*2]\}$

    addition, please explain supplementally what "as applicable" means when used in the last clause in the amount deducted columns.

    d. With respect to the Periodic Charges Other Than Investment Option Operating Expenses section of the fee table, please list the optional benefit under the heading "Optional Benefit Charges".

    e. With respect to the Periodic Charges Other Than Investment Option Operating Expenses section of the fee table, the second sentence of footnote 1 does not appear consistent with the Surrender Charge line item in the fee table. Please revise.

    f. With respect to the Cost of Insurance Charge, please include a dollar sign ($) before the guaranteed charge for the representative insured.

    g. Please delete the Index Account Charge and Index Segment Charge line items as these fees do not appear to be charged under the Policy.[2] Please also remove references to these charges throughout the prospectus.

    h. With respect to the Total Annual Operating Expenses of the Funds table, please revise the last sentence of the narrative preceding the table to include language to the following effect: "A complete list of Portfolio Companies available under the Contract, including their annual expenses, may be found at the back of this document."

13. Fixed Indexed Accounts (pp. 30 - 36)

    a. Please disclose in this section the two indices (*i.e.*, the S&P 500 Index and the S&P 500 Low Volatility Index) that are used with the Fixed Indexed Accounts.

    b. The prospectus discloses both the minimum and current Growth Caps and Participation Rates associated with the Fixed Indexed Accounts. Please consider any obligations you may have to update the prospectus should the current rates change over time.

14. Separate Account Charges (p. 38) – The prospectus states, "In the event of the liquidation of a Fund, you will be required to provide a new allocation to one of the available accounts for future premium payments at the time of the request." Please explain what happens to current investors if a fund they own liquidates.

15. Policy Split Agreement (p. 56)

    a. If the new policies are variable life insurance policies, please disclose that the Policy Split will take place at net asset value as required by rule 11a-2 under the Investment Company Act of 1940 (*i.e.*, the policy value of the 2 new policies will be the same before and after the exchange). Please also disclose that there will be no surrender or other

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[2]   *See* Updated Disclosure Requirements and Summary Prospectus for Variable Annuity and Variable Life Insurance Contracts, Securities Act Release No. 10765 (Mar. 11, 2020), available at www.sec.gov/rules/final/2020/33-10765.pdf, in the text accompanying note 653.

charge when replacing the old contract and no premium charge imposed on the new contract, except that the insurer may charge an administration fee that is disclosed in the acquiring Policy's prospectus.

b. Please explain whether exercising the policy Split rider requires new evidence of insurability.

c. If applicable, please disclose that since the new policies are not second death, the costs of insurance for the new Policies are likely to be higher than under the existing policy.

16. Overloan Protection Agreement (p. 58) – Please clarify the impact the Overloan Protection Rider has on the Face Amount, Death Benefit and the supplemental insurance benefits offered under the Policy.

17. No Lapse Guarantee Agreement (pp. 58-60)

a. The disclosure provides a general description of investment restrictions associated with the No Lapse Guarantee Agreement. Please disclose the actual investment restriction in the Portfolio Company Appendix as required by instruction 1(f)(2) to item 18 of Form N-6. Please also disclose the reasons for any investment restrictions and the consequences of not complying with current investment restrictions. Finally, please explain supplementally whether Minnesota Life reserves the right to change the investment restrictions.

b. Please clarify the impact the No Lapse Guarantee Agreement has on the Face Amount, Death Benefit and the supplemental insurance benefits offered under the Policy.

18. Registration Statement (p. 77) – Please disclose that all material rights and obligations under the Policy and agreements are disclosed in the prospectus.

19. Appendix A — Portfolio Companies Available Under the Contract

a. If applicable, please include a statement explaining that updated performance information is available and provide a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. *See* Instruction 1(e) to Item 18 of Form N-6.

b. Please remove the reference to Platform Charges from the legend preceding the table since the Policy does not appear to impose Platform Charges.

c. Because the No Lapse Guarantee Agreement appears to impose investment restrictions, please add the following sentence to the first paragraph of the legend preceding the table: "Depending on the optional benefits you choose, you may not be able to invest in certain Portfolio Companies." *See* Instruction 1(f)(1) to Item 18 of Form N-6.

20. Back Cover Page of Prospectus – Please update the Contract ID on the back cover page of the prospectus as it refers to a different policy.

Part C

21. Signatures Page – In the future, please include the date of each signature.

22. Exhibits – The reinsurance agreement incorporated by reference into the registration statement appears to omit certain terms. If you intend to redact specific provisions in the reinsurance agreement, this should be done in the manner prescribed by instruction 3 to item 30 of Form N-6.

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing the pre-effective amendment, please feel free to contact me at 202-551-7654 or kosoffm@sec.gov.

Sincerely,

/s/ Michael L. Kosoff

Michael L. Kosoff
Senior Special Counsel

cc: Keith O'Connell, Branch Chief
        Michael J. Spratt, Assistant Director